

October 12, 2022

Dongning Wang
Chief Financial Officer
Chindata Group Holdings Ltd
No. 47 Laiguangying East Road
Chaoyang District, Beijing, 100012
The People's Republic of China

  Re: Chindata Group Holdings Ltd
      Form 20-F for the Fiscal Year Ended December 31, 2021
      Filed April 29, 2022
      File No. 001-39556

Dear Dongning Wang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Ethan Chen